

Bernard Stolar · 3rd

Executive Chairman at ZOOM Platform

Los Angeles Metropolitan Area · **Contact info**

500+ connections

ZOOM Platform

Experience

Executive Chairman
ZOOM Platform
Apr 2014 – Present · 7 yrs 10 mos
Greater Los Angeles Area

Executive Chairman at ZOOM Platform. Co-Chairman at ZOOM Platform Media.

Manager
Boulderriverholdings LLC
Oct 2011 – Jan 2017 · 5 yrs 4 mos

Games Evangelist
Google
Mar 2007 – Aug 2008 · 1 yr 6 mos

Chairman, Interim CEO
Adscape Media
Nov 2006 – Mar 2007 · 5 mos

Developer of in-game advertising; sold to Google

Chairman of the Board
Oasis Mobile
Jan 2003 – Nov 2006 · 3 yrs 11 mos

Provider and developer of mobile games

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